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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                               TELESCIENCES, INC.
                            (Name of Subject Company)

                           EDB 4TEL ACQUISITION CORP.

                          a wholly-owned subsidiary of

                            EDB BUSINESS PARTNER ASA
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.04 PER SHARE
                         (Title of Class of Securities)

                                    87951X202
                                 --------------
                                 (CUSIP Number)


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                                  EIVIND KINCK
                          c/o EDB BUSINESS PARTNER ASA
                                 Ruselokkveien 6
                                   N-0251 Oslo
                                (Postal Address:
                                  POSTBOKS 6798
                                 ST. OLAVS PLASS
                               0130 OSLO, NORWAY)
                         Telephone: (011) 47 22 94 40 34

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                    Copy to:
                             JOEL D. MAYERSOHN, ESQ.
                      ATLAS, PEARLMAN, TROP & BORKSON, P.A.
                           200 EAST LAS OLAS BOULEVARD
                                   SUITE 1900
                         FORT LAUDERDALE, FLORIDA 33301
                            TELEPHONE: (954) 763-1200

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         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on October 25, 1999, as amended (the "Statement"), relating to the offer by EDB 4tel Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of EDB Business Partner ASA, a Norwegian limited company ("Parent"), to purchase all of the outstanding shares of common stock, par value $.04 per share (the "Shares"), of Telesciences, Inc., a Delaware corporation (the "Company"), at $8.79 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 1999 (the "Offer to Purchase") and a related Letter of Transmittal. Unless otherwise indicated the capitalized terms used herein shall have the meaning specified in the Statement, including the Offer to Purchase filed as Exhibit A-1 thereto. The purpose of this Amendment No. 3 is to amend Items 1, 6, 10 and 11 of the Statement as described below.

ITEM 1.  SECURITY AND SUBJECT COMPANY

         Item 1 is hereby amended and supplemented to add the following:

         The Offer terminated at 12:00 Midnight, New York City time, on Tuesday, December 7, 1999.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         As of the expiration of the Offer, a total of 958,514 Shares were tendered and accepted pursuant to the Offer, including 8,327 Shares tendered by guaranteed delivery, representing approximately 91.75% of the Shares outstanding.

ITEM 10.  ADDITIONAL INFORMATION

         Item 10 is hereby amended and supplemented by the addition of the following information thereto:

         On December 8, 1999, Purchaser issued a press release, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference, relating to the expiration of the Offer as of 12:00 Midnight, New York City time, on Tuesday December 7, 1999.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby amended and supplemented by the addition of the following exhibit:

                  (a)(11) Press Release issued by EDB Business Partner ASA on December 8, 1999.



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         Signature. After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: December 8, 1999                     EDB 4tel Acquisition Corp.



                                           By: /s/ Asbjorn Eide
                                               -------------------------------
                                               Name:  Asbjorn Eide
                                               Title: President



                                           EDB Business Partner ASA



                                           By: /s/ Eivind Kinck
                                               -------------------------------
                                               Name:  Eivind Kinck
                                               Title: Executive Vice President




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                                  EXHIBIT INDEX


EXHIBIT
NUMBER                     DESCRIPTION
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(a)(11)           Press Release issued by EDB Business Partner ASA








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